SunEdison and TerraForm Power Announce Settlement and Termination of Latin America Power Acquisition

•	Arbitration proceeding will be terminated

•	Action filed against SunEdison, SunEdison Holdings Corporation, and TerraForm Power by the Shareholders of Latin America Power in New York court will be dismissed without prejudice

•	The temporary restraining order against SunEdison and TerraForm Power will be vacated immediately
MARYLAND HEIGHTS, Mo., and BETHESDA, Md. March 4, 2016 /PRNewswire/ -- SunEdison, Inc. (NYSE:SUNE), the largest global renewable energy development company, its holding company SunEdison Holdings Corporation, and TerraForm Power, Inc. (Nasdaq: TERP), an owner and operator of clean energy power plants, today announced that they have entered into a settlement agreement with the shareholders of Latin America Power Holding, BV, that resolves all of the disputes among the parties regarding the termination of the acquisition of Latin America Power by SunEdison.
The parties have resolved the case on mutually acceptable terms. The parties have agreed that the arbitration proceeding between the parties will be terminated upon final payment, the related action filed in New York state court will be dismissed without prejudice and the temporary restraining order issued in that action will be vacated immediately. The parties have agreed that the acquisition of Latin America Power by SunEdison will not be completed.
The financial terms of the settlement include total payment of $28.5 million to be made by SunEdison, Inc. and/or SunEdison Holdings Corporation. The settlement imposes no payment obligations on TerraForm Power. None of the parties has admitted to any wrongdoing or liability with respect to the claims asserted in the arbitration and New York state court action, and the parties have granted each other full releases subject to the fulfillment of SunEdison’s payment obligations under the settlement agreement.
About SunEdison

SunEdison is the largest global renewable energy development company and is transforming the way energy is generated, distributed, and owned around the world. The company develops, finances, installs, owns and operates renewable power plants, delivering predictably priced electricity to its residential, commercial, government and utility customers. SunEdison is one of the world’s largest renewable energy asset managers and provides customers with asset management, operations and maintenance, monitoring and reporting services. Corporate headquarters are in the United States with additional offices and technology manufacturing around the world. SunEdison's common stock is listed on the New York Stock Exchange under the symbol "SUNE." To learn more visit www.sunedison.com.
About TerraForm Power

TerraForm Power is a renewable energy leader that is changing how energy is generated, distributed and owned. TerraForm Power creates value for its investors by owning and operating clean energy power plants. For more information about TerraForm Power, please visit: www.terraformpower.com.

Press: SunEdison: Ben Harborne, bharborne@sunedison.com, +1 (650) 474-1631, Investors/Analysts: SunEdison: R. Phelps Morris, pmorris@sunedison.com, +1 (314) 770-7325; TerraForm Power: Brett Prior, bprior@terraform.com, +1 (650) 889-8628